Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2010
Income (loss) before income taxes	$(30,670)	$9,115	$20,305	$14,730	$(4,977)	$(1,824)
Fixed charges	59	60	167	338	180	89

Total earnings (loss) for computation of ratio	$(30,611)	$9,175	$20,472	$15,068	$(4,797)	$(1,735)

Fixed Charges:
Interest attributable to rentals [a]	$59	$60	$167	$338	$180	$89

Total fixed charges	$59	$60	$167	$338	$180	$89

Ratio of earnings to fixed charges [b]	—	153	123	45	—	—

a)	Interest attributable to rentals equals one-third of total rental expense.
b)	Due to our losses in the years ended December 31, 2005 and 2009 and for the six months ended June 30, 2010, the ratio coverage was less than 1:1. Additional earnings of less than $0.1 million in 2005, and $0.2 million in 2009 and $0.1 million in the six months ended June 30, 2010 would have been required to achieve a ratio of 1:1.